Celexus Inc.

4695 Chabot Drive, Suite 200,

Pleasanton, CA 94588

(702) 747-7305

VIA E-MAIL

Division of Corporation Finance

Office of Healthcare & Insurance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:      Celexus, Inc.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended March 31st, 2019

Originally Filed July 15th, 2019

Form 10-Q for the Period Ended June 30th, 2019

Originally Filed August 20th, 2019

File No. 000-52069

Dear Ms. Etheredge:

This letter sets forth the response of Celexus, Inc. (“CXUS” or the “Company”) to the Staff’s comment letter dated October 10, 2019.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended March 31, 2019

Business page 4

1.	We note your response to our prior comment 2. However, although you have stated that the company is heavily regulated at both the state and federal levels, you provide little disclosure of the nature of the regulations outside of the need for licensing. Please revise to provide a separate subsection focused on regulatory issues with a more robust discussion of the nature of the regulations the business will have to deal with and how they will impact your business.

Response: A subsection has been added focused on the regulatory issues and how they company will deal with these issues and the impacts the company expects to see.

Risk Factor

1

Division of Corporation Finance

Office of Healthcare & Insurance

2.	We note your response to prior comment 4. Please provide risk factor discussions regarding the various risks entailed in the implementation of your business plan and the future operations of HempWave.

Response: Risk factors have been added specifically addressing the implementation of the company’s business plan and future operations of HempWave.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10.

3.	We note your response to our prior comment 8. Please review your discussion to provide a fuller discussion of your plan of operation, including timing of the consummation of the HempWave acquisition, and other major steps needed to make the company operational and generating revenues. Similarly, revise the Form 10-Q for the period ended June 30, 2019, including any updates to the company’s implementation of its plan.

Response: A fuller discussion of the timing and the HempWave acquisition and major steps needed have been included.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 11

4.	We note your response to prior comment 10; however, it does not appear that your Form 10-K/A has been revised to address this comment. As previously requested, please amend to disclose the disagreement with your predecessor auditor Michael Gillespie & Associates PLLC, consistent with your revised disclosure in your amended Item 4.01 Form 8-K filed on August 12, 2019.

Response: The disclosure has been amended to be consistent with the disclosure in the amended Item 4.01 on our Current Report on Form 8-K that was filed with the SEC on August 12, 2019.

Security Ownership of Certain Beneficial Owners, page 14

5.	We note your disclosure that Lisa Averbuch has voting control over Global Services Unlimited Group and Kings Gate Management, Inc. Please revise the table to show that she is beneficial owner of the shares held by these entities, and show her total percentage of control.

Response: The Beneficial Owners Table has been revised to show that Lisa Averbuch is the beneficial owner of the shares held by Global Services Unlimited Group, Kings Gate Management, Inc. and also European Trade Partners, LLC. Her total percentage of control has been disclosed.

2

Division of Corporation Finance

Office of Healthcare & Insurance

6.	Identify the natural person who has voting and investment control over European Trade Partners, LLC.

Response: Disclosure has been amended to identify that Lisa Averbuch has voting and investment control over European Trade Partners, LLC.

Item 14. Principal Accountant Fess and Services, page 15

7.	We note your response to prior comment 13; however, it does not appear that your Form 10-K/A was revised to address this comment. Therefore, we reissue our prior comment to explain the basis for your disclosure of audit fees for Michael Gillespie & Associates and BF Borgers CPA PLLC. Given that BF Borgers audited your financial statements for the years ended March 31, 2019 and 2018, it is unclear why you disclose that they didn’t render (or bill for) any audit-related services for fiscal 2019 and 2018. It is unclear what the BF Borgers $1,500 amount in the 2019 column represents. Finally, please clarify why you disclose $3,350 in Gillespie audit fees for 2019 and none in 2018. We note that prior to their termination on March 27, 2019, Gillespie issued a report on your financial statements for the year ended March 31, 2018. Refer to Item 14 of Form 10-K.

Response: Disclosure of audit fees has been amended to correctly identify fees to auditors for appropriate audit years.

Statements of Cash Flows, page F-5

8.	We note your response to prior comment 14; however, it does not appear that your Form 10-K/A was revised to address this comment. As previously requested, please tell us how you determined that $58,500 in loans from a shareholder should be classified within operating activities or amend to present as a component of financing activities. Please similarly address this comment with respect to the Statement of Cash Flows in your Form 10-Q for the period ended June 30th, 2019. Refer to ASC 230-10-45-14.

Response: Presentation on the statements of cash flows has been revised to present these related party advances as a component of financing activities.

Notes to Consolidated Financial Statements for the Years Ended March 31, 2019 and 2018

Note 8 – Subsequent Events, page F-12

9.	We note your prior response to comment 15; however, it does not appear that your disclosures were revised to address this comment. As previously requested, please revise your filing as necessary to address inconsistencies between your disclosures on page 5, page F-12 and in your Form 8-K filed August 6, 2019, regarding the date you entered into an agreement to acquire HempWave. Since this pending acquisition would be material to Celexus, please also revise your footnote disclosure to describe the significant terms of the proposed transaction, the involvement of related parties, the date the transaction is expected to close, and how you intend to account for the transaction. Please similarly address this issue on page 15 of your Form 10-Q for the period ended June 30, 2019. Refer to ASC 855-10-50-2.

3

Division of Corporation Finance

Office of Healthcare & Insurance

Response: Inconsistencies have been addressed, significant terms of the proposed transaction included and material disclosures have been added to the footnote.

10.	We note your prior response to comment 16; however, it does not appear that your Form 10-K/A was revised to address this comment. As previously requested, please amend your financial statements and related disclosures elsewhere in the filing to give retroactive effect to the 1-90 reverse split that occurred after the latest reported balance sheet but before the release of the financial statements. Please refer to ASC 260-10-55-12 and SAB Topic 4.C. Please similarly address this issue in your Form 10-Q for the period ended June 30, 2019.

Response: Retroactive effect of the 1-90 reverse stock split has been reported to all stock references in the filings.

General

11.	We note that your response letter dated September 26, 2019 was signed by Lisa Averbuch in the capacity of CEO, although she had previously resigned as President. Please ensure that all future response letters are signed by the current Principal Executive Officer.

Response: All future response letters will be signed by the current Principal Executive Officer.

Form 10-Q for the Period Ended June 30, 2019

Statements of Stockholders’ Deficit (Unaudited), page 8

12.	We note your prior response to comment 17; however, it does not appear that your Form 10-Q was revised to address this comment. As previously requested, please explain why the book value of your common stock and your additional paid in capital for the periods ended March 31, 2019 and 2018 are not consistent with the amounts presented on page F-4 of your Form 10-K, or revise your filing accordingly. It appears that you may not have revised the par value of your common stock and the number of shares authorized to retroactively account for the 1-90 reverse stock split that occurred in April 2019.

Response: Common stock and additional paid-in capital amounts have been revised to be consistent to the amounts on page F-4 of the Form 10-K and to retroactively account for the 1-90 reverse stock split in both the Form 10-K/A and Form 10-Q for the Period ended December 31, 2019.

Notes to Consolidated Financial Statements

Note 3 – Debt – Related Party, page 14

4

Division of Corporation Finance

Office of Healthcare & Insurance

13.	Please refer to ASC 850-10-50 and revise your footnote as follows:
·	Describe the related party relationship with Securities Compliance Group, Ltd.;
·	Explain the source of the additional $20,669 of related party debt during the three months ended June 30, 2019 and the terms associated with this new borrowing; and
·	Include note 7 regarding related parties or remove the reference.

Response: In response to the above mentioned items, the Form 10-Q for the Period ended December 31, 2019 has been revised for the following reasons. There is no related party relationship with Securities Compliance Group, Ltd. The footnote has been revised to include the acquisition of this note by European Trade Partner LLC. The source of the additional related party debt has been disclosed as European Trade Partner LLC as well as the terms relating to this debt. The reference to note 7 has been removed.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 16

14.	We note your response to prior comment 9 and your revised disclosures on page 10 of your amended Form 10-K for the year ended March 31, 2019. As previously requested, please similarly revise the MD&A in your Form 10-Q to address your capital needs for the next twelve months, the material uncertainties surrounding your liquidity, and the impact that those uncertainties could have on your business. Refer to Item 303 of Regulation S-K.

Response: Liquidity and capital resources has been updated in the Form 10-Q for the Period ended December 31, 2019 to address the capital needs for the next 12 months and the material uncertainties addressed and how they may impact the business.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (702) 747-7305 or Andrew Coldicutt of the Law Office of Andrew Coldicutt at (619) 228-4970. Thank you for your attention to this matter.

CELEXUS, INC.		Date: March 12, 2020

By	/s/ Lisa Averbuch
Lisa Averbuch, President, CEO, CFO, Treasurer, Secretary, Director

cc:	Robert Shapiro-Senior Staff Accountant
Lisa Etheredge-Senior Staff Accountant
Gregory Dundas-Attorney Advisor
Celeste Murphy-Legal Branch Chief

5